UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Modular Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

60785L108
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 2 Calle Candina, #1701 San Juan, Puerto Rico, 00907 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	60785L108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,727,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,727,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,727,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	60785L108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,410,194

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,410,194

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,410,194

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	60785L108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JEB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

317,473

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

317,473

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,473

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	60785L108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,727,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,727,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,727,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	60785L108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

124,750

8.	SHARED VOTING POWER

2,727,667

9.	SOLE DISPOSITIVE POWER

124,750

10.	SHARED DISPOSITIVE POWER

2,727,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,852,417

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	60785L108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

128,173 (1)

8.	SHARED VOTING POWER

2,410,194

9.	SOLE DISPOSITIVE POWER

128,173 (1)

10.	SHARED DISPOSITIVE POWER

2,410,194

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,538,367

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON

IN
(1) As a result of options granted to the Reporting Person, the Reporting Person currently has aggregate options to purchase a total of 67,896 shares of the Issuer.

CUSIP No.	60785L108

Item 1.	Security and Issuer.

The name of the issuer is Modular Medical, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 16772 W. Bernardo Drive, San Diego, California 92127. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company (“Manchester”), Manchester Explorer, L.P., a Delaware limited partnership (the “Explorer”), JEB Partners, L.P., a Delaware limited partnership (the “Jeb Partners”), Manchester Management Company, LLC, a Delaware limited liability company (the “GP”), James E. Besser (“Besser”), a United States citizen and Morgan C. Frank (“Frank”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.

(c)	Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and Jeb Partners and the GP is the general partner of Explorer and Jeb Partners. The principal business of each of Explorer and Jeb Partners is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares for each of Besser and Frank came from their personal funds (and director compensation with respect to Frank) and from the working capital of Explorer and Jeb Partners, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

Frank is a director of the Issuer.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Besser:

As of the date hereof, Besser may be deemed to be the beneficial owner of 2,852,417 Shares, constituting 30.6% of the Shares*.

Besser has the sole power to vote or direct the vote of 124,750 Shares; has the shared power to vote or direct the vote of 2,727,667 Shares; has the sole power to dispose or direct the disposition of 124,750 Shares; and has the shared power to dispose or direct the disposition of 2,727,667 Shares.

Frank:

As of the date hereof, Frank may be deemed to be the beneficial owner of 2,538,367 Shares, constituting 27.1% of the Shares*.

Frank has the sole power to vote or direct the vote of 128,173 Shares; has the shared power to vote or direct the vote of 2,410,194 Shares; has the sole power to dispose or direct the disposition of 128,173 Shares; and has the shared power to dispose or direct the disposition of 2,410,194 Shares.

Manchester and GP:

As of the date hereof, Manchester and the GP may be deemed to be the beneficial owner of 2,727,667 Shares, constituting 29.3% of the Shares*.

Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 2,727,667 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 2,727,667 Shares.

Explorer:

As of the date hereof, Explorer may be deemed to be the beneficial owner of 2,410,194 Shares, constituting 25.9% of the Shares*.

Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,410,194 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,410,194 Shares.

Jeb Partners:

As of the date hereof, Jeb Partners may be deemed to be the beneficial owner of 317,473 Shares, constituting 3.6% of the Shares*.

Jeb Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 317,473 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 317,473 Shares.

The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

*The outstanding Shares figure reflects 8,890,372 Shares outstanding as reported in the Issuer’s 424B4 filed by the Issuer on February 11, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 8, 2021, the Issuer completed an initial offering of a Convertible Promissory Note (the "Note"). The Note was convertible upon an equity financing with total proceeds to the Issuer of not less than $5,000,000. The Note was convertible into shares of Common Stock, par value $0.001 per share at a conversion price equal to the lowest cash price paid per share for equity securities by the investors in the equity financing multiplied by 0.80. The foregoing description of the Note does not purport to be complete and is subject to and qualified in its entirety by reference to the Form of Convertible Promissory Note included as Exhibit 10.21 of the Issuer's 10-Q filed on February 12, 2021, which is incorporated by reference.

On May 11, 2021, the Note was converted into the May 2021 Convertible Promissory Note ("May Note"). The May Note is convertible upon (i) an offering of common stock or other securities ("Qualified Capital Raise") with total proceeds to the Issuer of not less than $12,000,000, or (ii) at any time following the day 271 days after the issue date. The May Note is convertible into shares of Common Stock, par value $0.001 per share at a conversion price equal to the sum of principal and accrued interest shall be multiplied by 1.25; e.g., $1,000 of principal which had accrued $60 of interest would be treated as if it were ($1,000 + $60) = $1,060 X 1.25 = $1,325 of capital invested in the Qualified Capital Raise for the purposes of determining the number of securities issued.

On October 28, 2021, the Issuer issued a secured promissory note (the “October Note”) to certain Reporting Persons that provides the Issuer with a $3,000,000 revolving credit facility with all amounts being drawn down by the Issuer thereunder being due and payable, subject to acceleration in the event of a default, on March 15, 2022 (the “Maturity Date”). Interest at the rate of 12% is payable on each drawn down without regard to the draw down date or the date when interest is paid.

The principal amount of the October Note and interest due thereon is payable to the Reporting Persons no later than the earlier of: (i) the Maturity Date and (ii) the date on which the Issuer has received proceeds in excess of $12,000,000 from a transaction or series of related transactions occurring prior to the Maturity Date, which such transactions constitute equity financings or other issuances of the Issuer's equity securities. Provided that no Event of Default (as such term is defined in the Note) has occurred, on any date prior to the Maturity Date, upon no less than three days written notice by the Issuer specifying the draw amount, the Reporting Persons will advance the draw amount to the Issuer. No draw amount can be in an amount less than $100,000 or exceed an amount equal to $3,000,000 minus the aggregate principal amount outstanding under the October Note at the time of such draw request. If an Event of Default occurs and is continuing, certain Reporting Persons may declare all of the October Note, including any interest and other amounts due, to be due and payable immediately.

In connection with the issuance of the October Note, on October 28, 2021, the Issuer entered into a Security Agreement with certain Reporting Persons (the “Security Agreement”) under which the Issuer granted certain Reporting Persons a continuing and unconditional first priority security interest in and to any and all of the Issuer’s property of any kind or description, tangible or intangible, wheresoever located and whether now existing or hereafter arising or acquired.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
(Date)

MANCHESTER EXPLORER, L.P.* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature) MORGAN C. FRANK /s/ Morgan C. Frank

(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated February 14, 2022, relating to the Common Stock, par value $0.001 per share, of Modular Medical, Inc. shall be filed on behalf of the undersigned.

February 14, 2022
(Date)

MANCHESTER EXPLORER, L.P.* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature) MORGAN C. FRANK /s/ Morgan C. Frank

(Signature)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

2/10/2022	Common Stock, par value $0.001 per share	300,000		$6.00 (1)
2/10/2022	Warrants to purchase Common Stock, par value $0.001 per share	300,000		$6.00 (1)
12/31/2021	Option to purchase common stock	12,484		(2)

(1) Explorer acquired 300,000 units consisting of one share of Common Stock, par value $0.001 per share and one warrant to purchase one share of Common Stock, par value $0.001 per share.

(2) The options were granted to Frank in accordance with the Issuer's Outside Director Compensation Plan, and the options were fully vested and exercisable on the grant date.

The Form 4s filed by Reporting Person on February 14, 2022 and January 3, 2022 are incorporated herein by reference.